July 10, 2019

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0306

Attn:    Irene Paik
Christine Westbrook
Division of Corporation Finance

Re:    Innovate Biopharmaceuticals, Inc.
Registration Statement on Form S-3
No. 333-231584
Request for Acceleration

Dear Ms. Paik and Ms. Westbrook:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Innovate Biopharmaceuticals, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-231584), so that it may be declared effective at 4:00 p.m., Eastern Time on Friday, July 12, 2019, or as soon thereafter as is practicable.

If you have any questions, please contact me at (919) 995-4130. Thank you in advance for your assistance.

Sincerely,

/s/ Jay Madan
Jay Madan
President and Chief Business Officer

cc:    Amanda L. Keister
Partner, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.